FNX Mining Company Inc.

2003 First Quarter Report

Emerging Producer…

 …Aggressive Explorer

Management’s Discussion and Analysis

Results of Operations

FNX Mining reports a net loss of $409,428 or $0.01 per share for the quarter ended March 31st, 2003, compared to a net loss of $702,644 or $0.03 per share for the same period in 2002. Revenue, entirely from interest income, was $211,768 for this reporting quarter compared to $23,385 for the March 31, 2002 quarter.

Administrative costs during the first quarter were $570,269 compared to $102,281 during the same period last year. The increased administrative costs compared to the first quarter of last year reflect the increased activity level of the Company and the larger number of Company employees necessary to support the increased work commitment. Financing charges for this quarter were $7,969 compared to financing charges of $613,469 in the first quarter of 2002. The latter amount resulted from the completion of a financing in January 2002. No financing initiatives were undertaken during the first quarter of 2003.

Financial Condition

Cash and short term deposits at March 31, 2003 totaled $29,640,070 compared to $7,760,838 for the same period in 2002 and $30,932,615 at the end of the last quarter at December 31, 2002. During this quarter $4,415,526 was spent on the Sudbury Basin exploration properties, while $2,944,341 was received during the same period through the exercise of 1.9 million warrants and 0.4 million stock options. Another 402,000 stock options were granted during this reporting period at an exercise price of $6.45 per share.

Non-cash working capital decreased $562,000 in the quarter mostly due to increased payables associated with exploration and development activities. The Company has no debt.

The Company’s mineral exploration assets at March 31, 2003 totaled $17,295,206 compared to $8,669,421 at the same period last year and $12,879,681 at year end 2002. The sharp increase is a result of the aggressive exploration program the Company, together with Dynatec Corporation, its 25% Sudbury Joint Venture partner, have implemented for the last nine months of 2002 and through the first quarter of 2003.

Exploration Activities

On March 31st, 2003, FNX Mining, on behalf of the Sudbury Joint Venture, had a total of 12 drills operating on four of its five optioned properties located in the Sudbury Basin, Ontario. Eight of the drills were surface rigs, while four were underground rigs, the latter all located at the McCreedy West Property. During this quarter $4,415,526 was expended by FNX Mining on exploration activities, including $2,847,528 at McCreedy West, $214,812 at Levack, $207,588 at Victoria, $519,407 at Norman, $174,802 at the North Range Footwall and $302 at Kirkwood. Related Sudbury office administrative costs were $140,657 and development expenditures at McCreedy West added another $310,430.

Exploration drilling during the quarter was active at the McCreedy West, Levack, North Range Footwall, Norman and Victoria. During this reporting period, 83 holes were drilled for a total of 81,270 ft, including 52 underground (32,218 ft) and 31 surface (49,052 ft) holes.  The majority of the drilling in the first quarter was at McCreedy West with 13 surface (12,707 ft) and 52 underground (32,218 ft) holes. During the quarter, 4,484 samples were collected and sent for assay representing 23.5% of the total footage drilled during the period or 19,122 ft.

The priority drilling targets during this quarter and for the balance of 2003 were planned to enhance the Phase 1 targets, particularly the Inter Main and East Main deposits, and to upgrade the Phase 2 mining targets, such as the PM Deposit at McCreedy West, No 7 Zone at Levack and the North Deposit at Norman. While exploring a proven mining camp in known geologic environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

Pre-Production Activities

On May 14th, 2003 FNX Mining announced the commencement of production at McCreedy West.

Pre-production activities early in the first quarter of 2003 focused on completing an audited resource estimate for the Phase 1 production targets at McCreedy West and applying for all necessary approvals required for production. A measured and indicated resource estimate of 1.74 million tons and 376,000 tons in the inferred category was released on February 24th, 2003. This estimate confirmed that the Sudbury Joint Venture could sustain a 1,000 ton per day mining rate for five to six years at McCreedy West.
Pre-production development work on the 700, Upper Main and Inter Main Deposits at McCreedy West commenced during the quarter and continued into the second quarter in anticipation of Phase 1 production start-up during the second quarter. This work included driving sublevels in the 700 Deposit, opening upper and lower access drifts into the Upper Main Deposit and pushing the 1450 level into the Inter Main Deposit. Development ore was stockpiled underground and will be trucked to surface once mining commences.

During the quarter, approval of the closure plan amendment was received from the Ontario government and, subsequent to the quarter end, the mining plan and off-take agreements were signed. Construction of the surface ore pad began in the first quarter at McCreedy West and was completed by late April. The sampling tower and crushing unit arrived on site soon after pad completion.

Metal Price Outlook

FNX Mining is exploring and developing nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price risk is the largest risk component a mining company must consider, therefore the monitoring of price movements and trends for our target metals are essential to understand the viability of the Company’s assets. The official London Metal Exchange average prices as at March 31, 2003 for nickel was US$3.78 per pound, copper at US$0.75 per pound, platinum at US$662 per ounce, palladium at US$244 per ounce and gold at US$352 per ounce. In April 2003, nickel prices backed off to US$3.59 per pound, copper to US$0.72 per pound, platinum to US$624 per ounce, palladium to US$162 per ounce and gold to US$328 per ounce. In the case of nickel, increasing inventory from Russia, the SARS outbreak in China and the continued worldwide economic slowdown, all negatively impacted the price, however the price rebounded to US$3.72 per pound in May. Copper prices were also negatively impacted during the quarter and into April by the worsening economic outlook, however, inventories declined over the first four months of 2003 by more than 60,000 tonnes.

Platinum prices strengthened early in 2003 from a US$598 per ounce price at year end 2002 to US$634 per ounce by May 2003. In early February and again mid-March, 2003, the platinum price broke above US$700 per ounce only to fall back to the US$600 area before recovering to the US$650 per ounce level. According to Johnson Matthey, the price changes appear to be driven by short and long position liquidations caused by a volatile lease rate. Platinum supplies remain tight. Palladium continued to decline in price during and after the reporting quarter, declining from a price of US$240 per ounce in January 2003 to US$160 per ounce by early May. The palladium price appears to suffer from an oversupply and a thin market. Johnson Matthey expects the metal to remain in the US$160 to $200 per ounce range in the near term. Gold peaked during the quarter at US$380 per ounce in early February due to a weaker US dollar and war jitters. It then fell steadily to the US$325 per ounce level by early April before recovering to the US$340-350 per ounce range by May. Continued weakness in the US dollar is expected to support a US$350 per ounce price for the foreseeable future. The Company has no assurance that future commodity prices will be at a level sufficient to make mining operations viable.

On behalf of the Board

signed

Terry MacGibbon

President and Chief Executive Officer

May 23, 2003